Exhibit 99.1

MAVERIX TO ACQUIRE GOLD ROYALTY PORTFOLIO FROM NEWMONT

Newmont to Increase its Ownership in Maverix

September 21, 2020, Vancouver, British Columbia – Maverix Metals Inc. (the “Company” or “Maverix”) (NYSE American: MMX, TSX: MMX) is pleased to announce that it has entered into a binding purchase and sale agreement to acquire a portfolio of 11 gold royalties (the “Royalty Portfolio”) from Newmont Corporation (“Newmont”) for upfront consideration of $75 million and contingent payments of up to $15 million (the “Transaction”).

All dollar figures are in U.S. dollars unless otherwise noted.

Transaction Highlights

•	Addition of High Quality Gold Royalties Based in the Americas: The Royalty Portfolio consists of gold assets located in Mexico, USA, Canada and Guatemala, ranging from in construction to exploration stage;

•	Growth Pipeline Enhanced with Near Term Cash Flow and Accretive to Net Asset Value per Share: Production at the Camino Rojo project, located in Zacatecas, Mexico, is expected to commence in 2021 and early works activities are expected to commence at the Cerro Blanco project, located in Jutiapa, Guatemala, by the first quarter of next year;

•	Focused Counterparties Well Positioned to Advance Projects: The operations underlying the Royalty Portfolio include flagship assets for each of Orla Mining Ltd., Bluestone Resources Inc., Corvus Gold Inc., and KORE Mining Ltd.; and

•	Newmont Relationship Strengthened: Newmont to increase its ownership in Maverix, re-affirming its endorsement of the Maverix investment by taking additional equity.

Dan O’Flaherty, CEO of Maverix, commented, "This transaction marks another important milestone in our continued growth at Maverix. The acquisition of these high quality royalties enhances our existing portfolio and adds to our already robust pipeline of development assets. We want to thank Newmont for continuing to entrust the Maverix team with unlocking additional value from their royalty assets."

Royalty Portfolio

Asset	Operator	Location	Stage	Royalty
Camino Rojo	Orla Mining Ltd.	Zacatecas, Mexico	Construction	2.0% NSR
Cerro Blanco	Bluestone Resources Inc.	Jutiapa, Guatemala	Development	1.0% NSR
Mother Lode	Corvus Gold Inc.	Nevada, USA	Development	1.0% – 2.0% NSR
Imperial	KORE Mining Ltd.	California, USA	Development	1.0% NSR
Ana Paula	Argonaut Gold Inc.	Guerrero, Mexico	Development	2.0% NSR
Trenton Canyon	SSR Mining Inc.	Nevada, USA	Exploration	0.5% NSR
Buffalo Valley	SSR Mining Inc.	Nevada, USA	Exploration	0.5% NSR
Cristina	Criscora, S.A. de C.V.	Chihuahua, Mexico	Exploration	2.0% NSR
Yecora	Criscora, S.A. de C.V.	Sonora, Mexico	Exploration	1.0% NSR
Algoma-Talisman	Red Pine Exploration Inc.	Ontario, Canada	Exploration	2.0% NSR
Sprogge	Seabridge Gold Inc.	Yukon, Canada	Exploration	0.63% NSR

Key Assets

Camino Rojo Royalty

A 2.0% net smelter return (“NSR”) royalty on the Camino Rojo project, located in Zacatecas, Mexico, and operated by Orla Mining (“Orla”). The royalty applies to oxide and transitional ore only.

The Camino Rojo land package consists of seven mineral concessions covering approximately 206,000 hectares and is located approximately 50 kilometres southeast of Newmont’s Peñasquito mine. The project currently has proven and probable reserves of approximately 44 million tonnes at 0.73 grams per tonne (“g/t”) gold and 14.2 g/t silver containing approximately 1.0 million ounces of gold and 20.1 million ounces of silver. A feasibility study was completed in 2019 that outlined an 18,000 tonne per day open-pit heap leach operation that would produce an average of 97,000 ounces of gold and 511,000 ounces of silver per year over an initial 6.8 year mine life. Orla is currently revising the feasibility study to incorporate the layback agreement with Fresnillo Plc announced in March of this year which is expected to increase the amount of recovered gold and mine life of the project. Orla has pre-ordered and committed to over $50 million for long-lead time items and expects to begin production in 2021. (1)

The Camino Rojo royalty is subject to a right of first refusal and any proceeds from the exercise of this right of first refusal will be paid to Maverix.

For more information on Camino Rojo, please visit www.orlamining.com.

Cerro Blanco Royalty

A 1.0% NSR royalty on the Cerro Blanco project, located in Jutiapa, Guatemala, and operated by Bluestone Resources (“Bluestone”), a member of the Lundin Group.

Cerro Blanco is a high grade gold and silver project with proven and probable reserves of 3.4 million tonnes at 8.5 g/t gold and 32.2 g/t silver containing 940,000 ounces of gold and 3.6 million ounces of silver. Recent step out and infill drilling has demonstrated strong potential for additional reserve and resource growth and Bluestone expects to update its reserves and resources in the first quarter of 2021. A feasibility study completed in 2019 outlined a high grade underground operation with annual production of 113,000 ounces of gold per year at an all-in sustaining cost of $579 per ounce over an initial eight year mine life. Optimization, engineering and design work is currently underway and Bluestone expects to arrange its project financing and initiate early works activities by the first quarter of next year. (2)

For more information on Cerro Blanco, please visit www.bluestoneresources.com.

Mother Lode Royalty

A sliding scale NSR royalty on the Mother Lode project, located in Nevada, USA, and operated by Corvus Gold. The NSR royalty rate is 2.0% when the gold price is equal to or greater than $1,400 per ounce and 1.0% when the gold price is less than $1,400 per ounce and only applies to a portion of the overall Mother Lode land package.

Mother Lode is a past producing open-pit heap leach project in the Walker Lane gold belt in Nevada. The project currently has measured and indicated resources of approximately 53 million tonnes at 0.7 g/t gold containing 1.2 million ounces of gold. A preliminary economic assessment (“PEA”) for the combined North Bullfrog and Mother Lode deposits was completed in 2018 outlining a nine year mine life producing an average of approximately 282,000 ounces of gold per year.

In May 2020, Corvus announced a new and large discovery in the Central Intrusive Zone (“CIZ”) below the existing Mother Lode deposit reporting encouraging drill intercepts including 125.5 metres at 2.6 g/t gold including 14.8 metres at 8.9 g/t gold and 24.7 metres at 4.9 g/t gold. Ongoing optimization work and an updated PEA is expected before year end and a resource update for the CIZ target is expected in the second quarter of 2021. (3)

For more information on Mother Lode, please visit www.corvusgold.com.

Imperial Royalty

A 1.0% NSR royalty on the Imperial project, located in southeastern California, USA, and operated by KORE Mining.

Imperial is a large, near surface oxide gold deposit consisting of 656 claims covering 5,721 acres. The project currently has indicated resources of approximately 46 million tonnes at 0.6 g/t gold containing 877,000 ounces of gold and inferred resources of approximately 91 million tonnes at 0.5 g/t gold containing 1.3 million ounces of gold. A PEA was completed in 2020 that outlined an open-pit heap leach operation producing an average of 146,000 ounces of gold per year over an initial eight year mine life. (4)

For more information on Imperial, please visit www.koremining.com.

Ana Paula Royalty

A 2.0% NSR royalty on the Ana Paula project, located in Guerrero, Mexico, and operated by Argonaut Gold (“Argonaut”).

Ana Paula comprises a 56,000 hectare land package within the Guerrero gold belt, a prolific mining area that hosts several large commercial gold operations. The project currently has proven and probable reserves of approximately 13.4 million tonnes at 2.4 g/t gold containing approximately 1.0 million ounces of gold. A pre-feasibility study was completed in 2017 which outlined an open-pit operation producing a total of 868,000 ounces of gold over a 7.5 year mine life.

On September 11, 2020, Argonaut announced it had entered into a definitive agreement to sell Ana Paula to 1252201 BC Ltd., a private company that intends to create a new publicly traded gold development company upon completion of the acquisition of Ana Paula. (5)

For more information on Ana Paula, please visit www.argonautgold.com.

Trenton Canyon and Buffalo Valley Royalties

A 0.5% NSR royalty on the Trenton Canyon and Buffalo Valley properties, located in Nevada, USA, and owned by SSR Mining Inc. (“SSR”).

The Trenton Canyon property consists of 7,350 hectares located immediately south and along the mineralized trend from the Marigold mine. The property was previously operated as an open-pit run-of-mine heap leach operation from 1996 to 2001.

In May 2020, SSR announced that recent drill results at Trenton Canyon confirmed the position and grade of historic gold-mineralized intercepts and successfully extended gold mineralization for potential mineral resource additions. SSR also confirmed the discovery of a new tabular zone of potentially continuous sulphide mineralization requiring further investigation. SSR’s exploration plan for 2020 now includes 6,300 metres of core drilling supported by seismic and gravity geophysical surveys for high-grade, sulphide gold mineralization, and 75,000 metres of reverse circulation drilling for oxide gold mineralization. (6)

For more information on Trenton Canyon and Buffalo Valley, please visit www.ssrmining.com.

Transaction Details

Maverix will issue to Newmont a total of 12,000,000 common shares and pay $15 million in cash upon closing of the Transaction (the “Upfront Consideration”). The deemed price of $5.00 per share for the common shares issued to Newmont represents a 7.4% discount to the “market price” as defined in the TSX Company Manual. The 12,000,000 common shares represent approximately 9.4% of the Company’s currently outstanding common shares. The total consideration of $90 million represents approximately 13% of the Company’s current market capitalization.

In addition, Maverix has agreed to make contingent cash payments of up to $15 million if certain production milestones at certain underlying assets are achieved within five years of closing of the Transaction. Specifically, Maverix will make a $5 million cash payment to Newmont for each of the Mother Lode, Imperial, and Ana Paula projects if they achieve commercial production within five years of closing the Transaction.

Closing is expected to occur on or before October 30, 2020, and is subject to certain conditions, including the approval of the TSX.

Newmont currently owns 30,000,000 common shares of the Company, representing 23.4% of the Company’s current issued and outstanding common shares, and is therefore considered to be an insider of the Company. As the value of the total consideration payable to Newmont pursuant to the Transaction is in excess of 10% of the Company’s market capitalization, the TSX requires disinterested shareholder approval of the Transaction (excluding the common shares held by Newmont), which Maverix intends to obtain by written consent in accordance with applicable TSX rules and policies as set out in Section 604(d) of the TSX Company Manual. Upon completion of the Transaction it is anticipated that Newmont will own 42,000,000 common shares or approximately 30% of the issued and outstanding common shares of Maverix.

Certain royalties in the Royalty Portfolio are subject to rights of first refusal as well as the requirement for various transfer consents. Any proceeds from the exercise of a right of first refusal will be paid to Maverix.

(1) Mineral reserves effective as June 24, 2019. For more information on Camino Rojo, please refer to Camino Rojo description page on the Orla website, the September 2020 corporate presentation, the news releases dated June 25, 2019, March 23, 2020, and August 13, 2020, and the Technical Report entitled “Feasibility Study, NI 43-101 Technical Report on the Camino Rojo Gold Project – Municipality of Mazapil, Zacatecas, Mexico” dated June 25, 2019, available at www.orlamining.com, or under Orla’s profile at www.sedar.com.

(2) Mineral reserves effective January 29, 2019. For more information on Cerro Blanco, please refer to Cerro Blanco description page on the Bluestone website, the Q3 2020 corporate presentation, the news releases dated January 29, 2019, and April 20, 2020, and the Technical Report entitled “Feasibility Study, NI 43-101 Technical Report Cerro Blanco Project Guatemala” dated January 29, 2019, available at www.bluestoneresources.com, or under Bluestone’s profile at www.sedar.com.

(3) Mineral resources effective as of September 18, 2018. For more information on Mother Lode, please refer to Mother Lode description page on the Corvus website, the August 2020 corporate presentation, the news releases dated November 1, 2018, and May 13, 2020, and the Technical Report entitled “Technical Report and Preliminary Economic Assessment for the Integrated Mother Lode and North Bullfrog Projects, Bullfrog Mining District, Nye County, Nevada” dated November 1, 2018, available at www.corvusgold.com, or under the Corvus profile at www.sedar.com.

(4) Mineral resources effective as of December 30, 2019. For more information on Imperial, please refer to Imperial description page on the KORE website, the corporate presentation dated August 27, 2020, the news release dated April 6, 2020, and the Technical Report entitled “Preliminary Economic Assessment – Technical Report Imperial Gold Project California, USA” dated April 6, 2020, available at www.koremining.com, or under KORE’s profile at www.sedar.com.

(5) Mineral reserves effective May 16, 2017. For more information on Ana Paula, please refer to Ana Paula description page on the Argonaut website, the August 2020 corporate presentation, the news release dated September 11, 2020, and the Technical Report entitled “NI 43-101 Technical Report, Amended Preliminary Feasibility Study, Guerrero, Mexico” dated May 16, 2017, available at www.argonautgold.com.

(6) For more information on Trenton Canyon and Buffalo Valley, please refer to the SSR news releases dated June 27, 2019, May 14, 2020, and August 6, 2020, available at www.ssrmining.com.

Related Party Transaction

Under applicable securities legislation and as a result of Newmont's 23.4% shareholding in Maverix, Newmont is a “related party” of Maverix and the transaction is considered a "related party transaction" pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101").  The Company has relied upon the exemptions provided under Sections 5.5(a) and 5.7(a) of MI 61-101 from certain requirements under MI 61-101. The transaction was negotiated at arm’s length. The Board of the Company approved the transaction, with Blake Rhodes abstaining as a result of his interest in Newmont.

Qualified Person

Brendan Pidcock, P.Eng., is Vice President Technical Services for Maverix, and a qualified person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this news release.

About Maverix

Maverix is a gold-focused royalty and streaming company with a globally diversified portfolio of over 100 assets. Maverix’s mission is to increase per share value by acquiring precious metals royalties and streams. Its shares trade on both the NYSE American and the TSX under the symbol “MMX”.

For further information, please contact:

Maverix Metals Inc.
Daniel O’Flaherty
CEO & Director
(604) 343-6225
Email:	info@maverixmetals.com
Website:	www.maverixmetals.com

Cautionary statements to U.S. investors

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Maverix has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of US securities laws. The terms “mineral resource” and “inferred mineral resource” used in this press release or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, and “inferred mineral resource” are recognized and required by Canadian securities laws, they are not recognized by SEC standards and normally are not permitted to be used in reports filed with the SEC. Investors are cautioned not to assume that all or any part of the disclosed mineral resource estimates will ever be confirmed or converted into reserves that meet the definitions used by the SEC.  Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Maverix; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit of production measures. Accordingly, certain information contained in this press release concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, statements with respect to timing and completion of the Transaction, the results of a possible exercise of a right of first refusal, anticipated cash flows upon completion of the Transaction, future financial reporting by Maverix, the receipt of payments from Maverix’s mining royalty and streaming portfolio, the requirements for regulatory approvals and third party consents, Maverix’s financial guidance, outlook, proposed plans for acquiring additional royalty and stream interests and the potential of such royalty and stream interests to provide returns and the completion of mine expansion under construction phases at the mines or properties that Maverix holds an interests in. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, the potential impact of epidemics, pandemics and other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on Maverix’s business, operations and financial condition, loss of key employees, as well as those risk factors discussed in the section entitled “Risk Factors” in Maverix’s annual information form dated March 23, 2020 available at www.sedar.com. Maverix has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available.

Technical and third-party information

The disclosure herein and relating to properties and operations on the properties in which Maverix holds royalty, stream or other interests is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Maverix. Specifically, as a royalty or stream holder, Maverix has limited, if any, access to properties included in its asset portfolio. Additionally, Maverix may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. Maverix is dependent on, (i) the operators of the properties and their qualified persons to provide information to Maverix, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Maverix holds royalty, stream or other interests, and generally has limited or no ability to independently verify such information. Although Maverix does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Maverix's royalty, stream or other interest. Maverix's royalty, stream or other interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

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